May 15, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Mr. Paul Cline

RE:     Heartland Financial USA, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2006
    Filed March 16, 2007
    File No. 001-15393

Dear Mr. Cline:

Heartland Financial USA, Inc. (the “Company”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated May 1, 2007, relating to the above-referenced filing. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Consolidated Financial Statements

Thirteen - Derivative Financial Instruments, page 94

1.	Please revise to disclose the following related to each derivative instrument:

a)	More clearly disclose the nature, terms, and amounts of the hedged items, and hedging instrument including the timing of repricing dates and interest payments;
b)	Describe how each hedging relationship met the requirements of paragraphs 28 and 29 of SFAS 133 to qualify as cash flow hedges;
c)	Disclose the specific methods used to assess hedge effectiveness, both initially and on an ongoing basis;
d)
Disclose whether you exclude any portions of the change in the fair value of the hedging instrument from the assessment of hedge effectiveness and if so, where these amounts are recognized in the income statement. For example, disclose whether you exclude the portion of the change in fair value related to time-value from your assessment of hedge effectiveness; and,

e)	Please revise to disclose whether any debt hedged with an interest rate swap contains an interest deferral feature.

The Company responds as follows to the items noted above in (a) and (b):

•
As of December 31, 2006, the Company had $200 million notional of interest rate options outstanding. Of the $200 million notional amount, $100 million are collars hedging prime-based interest receipts on existing loan assets in hedging relationships under SFAS 133 and $100 million are floors that are not designated under SFAS 133, but are economically hedging interest receipts on existing prime-based loan assets.

Prime Collars - The Company uses interest rate collars to reduce its exposure to variability in cash flows beyond the collars’ strike rates (9.00%-6.00% on $50 million and 8.95%-7.00% on $50 million), relating to $100 million of prime-based loan assets. The prime-based interest rate collars are designated as cash flow hedges of the overall changes in the cash flows above and below the collar strike rates associated with the first prime-based interest payments received by the Company each calendar month until the maturity date of the collars that, in the aggregate for each period, are interest payments on $100 million principal of its then-existing prime-based loans that reset whenever prime changes. The hedge designation memoranda specifically identify portfolios of prime-based interest receipts on loans with a specified spread to prime (for example, 0.00% or 0.50%). The designation described above is consistent with the approach outlined in Derivative Implementation Group (DIG) Issue No. G25, which addresses the “first-payments-received technique” for identifying the hedged forecasted transactions in a cash flow hedge of the variable prime-based or other variable non-benchmark-rate-based interest payments for a rolling portfolio of prepayable interest-bearing financial assets or liabilities. The loans contain no optionality (no embedded caps or floors), and both the collars and the loans pay monthly and reset immediately whenever prime changes.

Prime Floors - The Company uses interest rate floors to reduce its exposure to variability in cash flows below the floors’ strike rates (5.50%) relating to receipts on $100 million of its prime-based variable-rate loans. The floors mature July 8, 2007. The interest rate floors are not designated as part of a hedge accounting relationship under SFAS 133, but are economic hedges of the risk indicated above. Because the floors are not designated under SFAS 133, the fair values of the floors are recorded on the balance sheet and changes in fair value of the floors are recognized each period in earnings. Formal assessments of effectiveness are not required nor performed on these economic hedging relationships.

The Company responds as follows to the items noted in (c) and (d):

•
For the prime collars discussed above, both prospective and retrospective assessments of hedge effectiveness are based on the results of the Hypothetical Derivative Method described in DIG Issue No. G20, “Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge” (“Issue G20”) at inception and on an ongoing basis. Additionally, the measurements of hedge ineffectiveness are based on the results of the Hypothetical Derivative Method. Prospective and retrospective assessments of hedge effectiveness and measurements of hedge ineffectiveness are performed on a quarterly basis. As the Company is using the methodology outlined in Issue G20, the assessment of effectiveness is based on the total changes in the option’s cash flows - that is, the assessment includes the collar’s entire change in fair value. No component of the change in the fair value of the hedging instrument is excluded from the assessment of hedge effectiveness.

Prepayments in the hedged loan portfolios are accounted for consistent with the guidance in DIG Issue No. G25, which allows the designated forecasted transactions to be the variable prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique as described above, thereby allowing interest payments from loans that prepay to be replaced with interest payments from new loan originations.

The Company responds as follows to the item noted in (e):

•	The debt hedged with an interest rate swap contained no interest deferral feature during the years ended December 31, 2006 or December 31, 2005.

Additionally, the Company has included the following form of disclosure that the Company proposes to use in future filings. The Company will update the dates and information as appropriate from filing to filing.

ONE
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Derivative Financial Instruments - The Company uses derivative financial instruments as part of its interest rate risk management including interest rate swaps, caps, floors and collars. Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. To qualify for hedge accounting, the Company must comply with the detailed rules and documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship. Hedge ineffectiveness, if any, is measured periodically throughout the life of the hedging relationship.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income and subsequently reclassified to earnings when the hedged transaction affects earnings, while the ineffective portion of changes in the fair value of the derivative, if any, is recognized immediately in earnings. Heartland assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. No component of the change in the fair value of the hedging instrument is excluded from the assessment of hedge effectiveness.

The Company had no fair value hedging relationships at December 31, 2006 or 2005. Changes in fair value of derivatives not qualifying for hedge accounting are recorded on the income statement through noninterest income.

The Company does not use derivatives for trading or speculative purposes. Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks, but do not meet the strict hedge accounting requirements of SFAS 133.

THIRTEEN
DERIVATIVE FINANCIAL INSTRUMENTS

On occasion, the Company uses derivative financial instruments as part of its interest rate risk management, including interest rate swaps, caps, floors and collars. The Company’s objectives in using derivatives are to add stability to its net interest margin and to manage its exposure to movements in interest rates.

To reduce the potentially negative impact a downward movement in interest rates would have on its interest income, the Company entered into the following two transactions during 2006 and 2005, respectively. On April 4, 2006, the Company entered into a three-year interest rate collar transaction with a notional amount of $50.0 million. The collar was effective on April 4, 2006, and matures on April 4, 2009. The Company is the payer on prime at a cap strike rate of 8.95% and the counterparty is the payer on prime at a floor strike rate of 7.00%. As of December 31, 2006, the fair market value of this collar transaction was recorded as an asset of $59 thousand.

On September 19, 2005, the Company entered into a five-year interest rate collar transaction on a notional amount of $50.0 million. The collar has an effective date of September 21, 2005, and a maturity date of September 21, 2010. The Company is the payer on prime at a cap strike rate of 9.00% and the counterparty is the payer on prime at a floor strike rate of 6.00%. As of December 31, 2006 and 2005, the fair market value of this collar transaction was recorded as a liability of $43 thousand and $143 thousand, respectively.

For accounting purposes, the two collar transactions above are designated as cash flow hedges of the overall changes in the cash flows above and below the collar strike rates associated with interest payments on certain of the Company’s prime-based loans that reset whenever prime changes. The hedged transactions for the two hedging relationships are designated as the first prime-based interest payments received by the Company each calendar month during the term of the collar that, in aggregate for each period, are interest payments on principal from specified portfolios equal to the notional amount of the collar.

Prepayments in the hedged loan portfolios are treated in a manner consistent with the guidance in SFAS 133 Implementation Issue No. G25, Cash Flow hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans, which allows the designated forecasted transactions to be the variable, prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique, thereby allowing interest payments from loans that prepay to be replaced with interest payments from new loan originations. Based on the Company’s assessments, both at inception and throughout the life of the hedging relationship, it is probable that sufficient prime-based interest receipts will exist through the maturity dates of the collars.

For the collar transactions described above, the effective portion of changes in the fair values of the derivatives is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings (interest income on loans) when the hedged transactions affect earnings. Ineffectiveness resulting from the hedging relationship, if any, is recorded as a gain or loss in earnings as part of noninterest income. The Company uses the “Hypothetical Derivative Method” described in SFAS133 Implementation Issue No. G20, Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge, for its quarterly prospective and retrospective assessments of hedge effectiveness, as well as for measurements of hedge ineffectiveness. No component of the change in the fair value of the hedging instrument is excluded from the assessment of hedge effectiveness.

The Company also had an interest rate swap contract to effectively convert $25.0 million of its variable interest rate debt to fixed interest rate debt. As of December 31, 2005, the Company had an interest rate swap contract with a notional amount of $25.0 million to pay a fixed interest rate of 4.35% and receive a variable interest rate of 4.09% based on $25.0 million of indebtedness. Payments under the interest rate swap contract were made monthly. This contract expired on November 1, 2006. The interest rate swap contract was accounted for as a cash flow hedge. The debt hedged with an interest rate swap contained no interest deferral feature during the years ended December 31, 2006 or December 31, 2005.

The amount of ineffectiveness recognized for these three cash flow hedge transactions for the year ending December 31, 2006 was $2 thousand. No ineffectiveness was recognized for the cash flow hedge transactions for the years ended December 31, 2005 or 2004. All components of the derivative instruments’ change in fair value were included in the assessment of hedge effectiveness.

For the year ended December 31, 2006, the change in net unrealized gains of $104 thousand for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity, before income taxes of $39 thousand. For the year ended December 31, 2005, the change in net unrealized gains of $337 thousand for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity, before income taxes of $126 thousand. For the year ended December 31, 2004, the change in net unrealized gains of $853 thousand for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity, before income taxes of $318 thousand.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income or expense as interest payments are received or made on the Company’s variable-rate assets and liabilities. For the year ended December 31, 2006, the change in net unrealized losses on cash flow hedges reflects a reclassification of $118 thousand of net unrealized losses from accumulated other comprehensive income to interest income. For the year ended December 31, 2007, the Company estimates that an additional $26 thousand will be reclassified from accumulated other comprehensive income to interest income.

On July 8, 2005, the Company entered into a two-year interest rate floor transaction on prime at a strike level of 5.50% on a notional amount of $100.0 million. Changes in the fair market value of this hedge transaction of $43 thousand were recorded in Heartland’s income statement in 2005 and $1 thousand in 2006 in other noninterest income as it is not designated in a formal hedging relationship. The floor contract had no fair market value as of December 31, 2006 and $1 thousand as of December 31, 2005.

By using derivatives, the Company is exposed to credit risk if counterparties to derivative instruments do not perform as expected. The Company minimizes this risk by entering into derivative contracts with large, stable financial institutions and the Company has not experienced any losses from counterparty nonperformance on derivative instruments. Furthermore, the Company also periodically monitors counterparty credit risk in accordance with the provisions of SFAS 133.

Exhibit 31

2.	Please revise your certification to reference Exchange Act Rule 13a-15 for the definition of disclosure controls and procedures. Refer to Item 60l(b)(31) of Regulation S-X.

The Company responds as follows:

In the Company’s future filings, the certifications from the Chief Executive Officer and Chief Financial Officer included as Exhibits 31.1 and 31.2 will reference Exchange Act Rule 13a-15 for the definition of disclosure controls and procedures.

In connection with this response, the Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ John K. Schmidt
Chief Financial Officer